SECURITIES AND EXCHANGE COMMISSION
                           Washington,  D.C.  20549

                                   FORM 11-K

(Mark One)
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     (FEE REQUIRED)
	For the fiscal year ended December 31, 1998

     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     (NO FEE REQUIRED)
     For the transition period from ________ to ________


                    Commission file number 61-0156617


A.	Full title of the plan and the address of the plan, if
	different from that of the issuer named below:

      Trans Financial, Inc.
      Savings Investment Plan
      C/O Firstar Corporation
      Human Resources Department
      425 Walnut Street M.L. 2020
      Cincinnati, OH  45202

B.	Name of issuer of the securities held pursuant to the
      plan and the address of its principal executive office:

	Firstar Corporation
	425 Walnut Street
	Cincinnati, OH  45202
____________________________________________________________________

REQUIRED INFORMATION

Financial Statements - Reference is made to the financial statements of the Plan submitted under Form SE.

Exhibit 23 - Consent of Independent Auditors
____________________________________________________________________

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANS FINANCIAL INC.
SAVINGS INVESTMENT PLAN



___________________________________________
Ken Hull
Vice President


July 16, 1999




Consent of Independent Auditors



The Board of Directors
Firstar Corporation, as successor
    to Trans Financial, Inc.:



We consent to the incorporation by reference in the Registration Statement No. 33-53960 on Form S-8 of our report dated July 12, 1999, relating to the statements of net assets available for benefits of the Trans Financial, Inc. Savings Investment Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for the benefits for the years then ended, which report appears in the December 31, 1998 Annual Report on Form 11-K of the Trans Financial, Inc. Savings Investment Plan.



KPMG LLP
Louisville, Kentucky
July 20, 1999